SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: May 20, 2008

CIMATRON LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on June 24, 2008

TO THE SHAREHOLDERS OF CIMATRON LTD:

        You are cordially invited to attend the Extraordinary General Meeting of the Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on June 24, 2008, at the Company’s offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.	To approve the assignment of all the rights and obligations of Koonras Technologies Ltd. (“Koonras”) under the current management services agreement between the Company and DBSI Investments Ltd. (“DBSI”) and Koonras (the “Management Agreement”) to DBSI, such that DBSI shall provide to the Company all the management services thereunder and receive all fees thereunder.

        We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than twenty-four hours before the meeting.

        Shareholders of record at the close of business on May 15, 2008 will be entitled to notice of, and to vote at the meeting.

Thank you for your cooperation.	Very truly yours, By Order of the Board of Directors

Date: May 20, 2008	Rimon Ben-Shaoul Chairman of the Board of Directors

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
June 24, 2008

        The enclosed proxy is being solicited by our Board for use at our Extraordinary General Meeting of shareholders to be held on June 24, 2008, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Extraordinary General Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our Ordinary Shares, par value New Israeli Shekels 0.10 each (the “Ordinary Shares”), represented thereby in accordance with the directions of the shareholders executing the proxy.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about May 20, 2008. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

        We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        Only holders of record of our Ordinary Shares at the close of business on May 15, 2008 are entitled to notice of, and to vote at, the Meeting. On May 15, 2008, 9,560,698 of our Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution. However, abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        The holders of 33% of our outstanding Ordinary Shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until July 1, 2008 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of May 15, 2008, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding Ordinary Shares and (ii) all directors and officers as a group. The percentages below are based on 9,394,598 Ordinary Shares outstanding as of May 15, 2008:

Name and Address	Number of Shares Owned	Percent of Shares

Koonras Technologies Ltd.
21 Ha'arba'ah St.
Tel-Aviv, Israel	2,560,360	26.84%
DBSI. Investments Ltd.
85 Medinat Hayehudim St.
Herzliya, Israel	2,565,950	26.78%
William F. Gibbs
4017 N. Cedarpine Lane
Moonpark, CA 93021
California, U.S	1,500,000	15.69%
All directors and executive officers
as a group (12 persons)(1)(2)	6,635,299	70.63%

(1) Includes an aggregate of 5,126,310 Ordinary Shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

(2) Includes an aggregate of 1,500,000 Ordinary Shares beneficially held by William F. Gibbs.

PROPOSAL 1

ASSIGNMENT OF MANAGEMENT SERVICES AGREEMENT

        Until February 2002, our former principal shareholder Zeevi Computers and Technology Ltd. (“ZCT”), provided us with certain corporate and administrative services, including, but not limited to, executive management, facilities and other such services as were agreed upon from time to time between us and ZCT. The primary executive management services that we received under the Management Agreement represented the services of the chief executive officer and the chief financial officer of ZCT, who did not receive separate fees for such services. Pursuant to the Management Agreement, we shared the expenses relating to the specific services we received from ZCT with the other subsidiaries of ZCT that also received such services from ZCT.

        As of February 21, 2002, ZCT assigned all rights and obligations under the Management Agreement to Koonras and DBSI. An assignment of the Management Agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002. Koonras and DBSI currently receive an annual fee (jointly in the aggregate) of NIS 1,560,000 (linked to the Israeli Consumer Price Index).

        The Company has been informed that Koonras has signed an agreement with DBSI for the sale of the majority of its shares in the Company, and as part of such transaction Koonras wishes to assign to DBSI all its rights and obligations under the Management Agreement. Such assignment requires the approval of the Company.

        For the assignment of the Management Agreement, the resolution must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not have personal interest (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by shareholders who do not have a personal interest voting at the meeting against such resolution does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution's achievement of a majority.

The Board recommends that the shareholders vote FOR the approval of the assignment of all the rights and obligations of Koonras under the Management Agreement to DBSI, such that DBSI shall provide to the Company all the management services thereunder and receive all fees thereunder.

The shareholders of the Company will be requested to adopt the following resolution:

        "RESOLVED, to approve the assignment of all the rights and obligations of Koonras under the Management Agreement to DBSI, such that DBSI shall provide to the Company all the management services thereunder and receive all fees thereunder."

        IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

——————————————————— By Order of the Board of Directors

Rimon Ben-Shaoul CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date: May 20, 2008